NEXPOINT RESIDENTIAL TRUST, INC.

300 Crescent Court, Suite 700

Dallas, Texas 75201

August 1, 2023

BY EDGAR

Daniel Crawford and Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NexPoint Residential Trust, Inc.

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2023

File No. 001-36663

Ladies and Gentlemen:

This letter is in response to the letter dated July 28, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to NexPoint Residential Trust, Inc. (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed April 11, 2023

Pay Versus Performance, page 25

1.

We note disclosure under the “Grants of Plan Based Awards in 2022” table on page 22 that you may grant "performance shares, performance units and certain other awards ... based on, the Company’s common stock or factors that may influence the value of the Company’s common stock." To the extent that you use any financial performance measure to link compensation actually paid to your named executive officers to your performance, please provide tabular and related disclosure of that measure under Regulation S-K Items 402(v)(2)(vi), (5)(iii) and (6).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company undertakes to provide in future filings the applicable tabular and related disclosures of any financial performance measures the Company uses to link compensation actually paid to the Company’s named executive officers to the Company’s performance.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.

Very truly yours, /s/ Brian Mitts Brian Mitts Chief Financial Officer, Executive VP- Finance, Secretary and Treasurer

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP Charles T. Haag, Partner, Winston & Strawn LLP